Exhibit 99.2

Western Wind Energy Corp.
Management Discussion and Analysis
For the interim period ended June 30, 2011

August 15, 2011

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Western Wind Energy Corp. (“Western Wind” or “us” or “we” or the “Company”) as at and for the three and six months ended June 30, 2011 (the “financial statements”). All amounts are expressed in United States dollars unless otherwise stated. References to notes are with reference to the condensed interim consolidated financial statements.

This report, including the MD&A, contains forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company’s actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company’s required financial statements and filings.

DESCRIPTION OF THE BUSINESS

The Company is headquartered in Vancouver, BC and has branch offices in Scottsdale, Arizona and Tehachapi, California. It is listed on the TSX Venture Exchange under the symbol “WND”, and the OTC Bulletin Board trading on the Pink Sheets market under the symbol “WNDEF”.

The Company owns two operating wind energy electrical generation facilities in California. The Company is further developing wind and solar energy projects in California, Arizona, the Province of Ontario, and the Commonwealth of Puerto Rico. The two operating wind plants are comprised of the Windridge generating facility in Tehachapi, California that has a 4.5 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California that has a 30 MW rated capacity.

The Company conducts a majority of its operations and management and development of new energy projects through one wholly-owned subsidiary. Western Wind Energy US Corporation (“Western Wind US”) is responsible for the land ownership in Arizona, the development of all Arizona and California wind projects, including Windstar and Kingman, and the operation of the existing 30 MW Mesa Wind Farm (“Mesa”) through its wholly-owned subsidiary, Mesa Wind Power Corporation (“Mesa Wind”).

The Company has incorporated four project specific subsidiaries of Western Wind US, Windstar Holding Company (“Windstar Holding”), Windstar Holding Company II, LLC (“Windstar Holding II”), and Windstar Energy LLC (“Windstar Energy”), to construct and operate Windstar, and one subsidiary, Kingman Energy Corp. (“Kingman Energy”), to construct and operate Kingman. Two additional companies, Western Solargenics Inc. (“Solargenics”) and Solargenics Ottawa 1 Inc. (“Ottawa”), were incorporated in Ontario to actively pursue the development of solar energy projects in Ontario, Canada.

The Company has assembled a management team that is experienced in all aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations, finance and sales and marketing.

The Company employs eight full time consultants, six full time employees and four part-time consultants to develop new wind farms and solar projects and manage the Company. The Mesa and the Windridge Wind Farm (“Windridge”) are operated and managed by an unaffiliated company, Green Energy Maintenance Corp. (formerly Airstreams Maintenance Corporation) (“GEM”).

HIGHLIGHTS

  The 10.5MW Kingman wind and solar project has reached mechanical completion of the five (5) 2MW Gamesa G90 wind turbines. The solar panels, inverters, and tracking system have been delivered and the Company expects completion of the solar portion by the end of August 31, 2011. The Company expects the utility provider to energize the project by August 31, 2011 and commercial operations to commence shortly thereafter.

  The 120MW Windstar wind project has 88% of the foundations completed, 83% of the base-set towers installed, 82% of the mid-set towers installed, 32% of the top-set towers installed, and 25% of the turbines are structurally & electrically complete. To date 85% of the G80 & G87 wind turbines have been delivered to the site. The Company expects the first phase (106MW) of the 120MW project to be commercially operational in the fourth quarter of 2011 and the remaining 14MW to be commercially operational in the first quarter of 2012.

OVERALL PERFORMANCE

Operations

Mesa Wind Farm – 30MW

The Company’s Mesa Wind Farm is a 30 MW wind generation facility located in the San Gorgonio Pass near Palm Springs, California. The assets include a right-of-way (“ROW”) on 440 acres of land owned by the Bureau of Land Management (“BLM”), a Power Purchase Agreement (“PPA”) with Southern California Edison (“SCE”), 460 wind turbines, a collection system, a substation, roads and a maintenance building. The electricity production over the last nine years has been approximately 60 million kWh per year.

Currently, of the original 460 65-kW Vestas V15 turbines, approximately 430 turbines are still operational and most have been upgraded to 75 kW, therefore maintaining the nominal 30 MW capacity with fewer units. All operations and maintenance are subcontracted out to GEM, an independent company that has extensive experience in operating and maintaining wind farms and overhauling wind turbines.

Electricity generated from the Mesa Wind Farm for the three months ended June 30, 2011 was 22,032 MWh (2010 – 19,871 MWh). The average selling price was $41.43 per MWh (2010 – $40.74) and the total available capacity payments was $117,061 (2010 – $99,947) for a 13% increase in total revenues for the three months ended June 30, 2011 to $1,029,866 (2010 – $909,546). Cost of sales for the three months ended June 30, 2011 was $366,460 (2010 – $358,226) for a net contribution for the three months ended June 30, 2011 of $663,406 a 20% increase compared to $551,320 for the three months ended June 30, 2010.

Electricity generated from the Mesa Wind Farm for the six months ended June 30, 2011 was 34,500 MWh (2010 - 28,914 MWh). The average selling price was $40.47 per MWh (2010 - $44.12) and the total available capacity payments was $130,449 (2010 - $110,254) for a 10% increase in total revenues for the six months ended June 30, 2011 to $1,526,709 (2010 - $1,386,018). Cost of sales for the six months ended June 30, 2011 was $732,804 (2010

- $720,017) for a net contribution for the six months ended June 30, 2011 of $793,905, a 19% increase compared to $666,001 for the six months ended June 30, 2010.

The Company submitted a plan of development (“POD”), and environmental and archaeological assessments required for a repower and expansion up to 50 MW to BLM in 2009. A leading consultant was engaged for a wind assessment study that determined the siting of the wind turbines for the redevelopment project of approximately 50 MW. Phase I of the redevelopment would include removing the existing turbines and installing 12 to 15 new, more efficient turbines. Phase II would consist of installing an additional eight turbines and is dependent on obtaining transmission capacity. On September 21, 2009 the BLM issued a Record of Decision approving our redevelopment project and granted a 24-year ROW extension to September 22, 2037.

SCE has notified us that the repower of Mesa would cause significant transmission reliability issues and that there was insufficient capacity for Phase II of the Mesa Project, the 16-MW expansion (known as Mesa II). After further evaluation, management decided to delay the repower with SCE due to the costs involved with the upgrade until the interconnection studies are closer to completion.

Management still has expectations for the repowering/expansion of the Mesa Wind Farm and in April 2011, the Company made a $500,000 interconnection financial security deposit with SCE related to possible interconnection system upgrades necessary to accommodate the Mesa repower.

In June 2011, the Company submitted two PPA Request for Proposals (“RFP”) on Mesa Phase I and II, with Pacific Gas and Electric Company (“PG&E”). In July 2011, the Company submitted an additional RFP with San Diego Gas & Electric (“SDGE”). The Company is expecting to be notified of the outcome of the applications in the third quarter of 2011.

The Company has capitalized $86,505 in power project development and construction costs for the six months ended June 30, 2011.

Windridge Wind Farm – 4.5MW

The Windridge Wind Farm consists of 191 acres of land in Tehachapi, California, 43 Windmatic turbines, a substation, a collection system, and a PPA with SCE which expires on December 7, 2014 to deliver the output from 4.5 MW of capacity.

Electricity generated from the Windridge Wind Farm for the three months ended June 30, 2011 was 420 MWh (2010 – 601 MWh). The average selling price was $41.30 per MWh (2010 – $42.96) for the three months ended June 30, 2011. The total available capacity payments was $Nil (2010 – $903) for the three months ended June 30, 2011. There was a 35% decrease in total revenues to $17,346 (2010 – $26,716) due to a pole switch failure in April causing metering problems. Cost of sales for the three months ended June 30, 2011 was $12,682 (2010 – $9,149) for a net contribution of $4,664, a 73% decrease compared to $17,567 for the three months ended June 30, 2010.

Electricity generated from the Windridge Wind Farm for the six months ended June 30, 2011 was 770 MWh (2010 – 869 MWh). The average selling price was $40.85 per MWh (2010 – $46.21) for the six months ended June 30, 2011. The total available capacity payments were $385 (2010 – $1,241) for the six months ended June 30, 2011. There was a 23% decrease in total revenues to $31,853 (2010 – $41,385) due to a pole switch failure in April causing metering problems. Cost of sales for the six months ended June 30, 2011 totaled $16,930 (2010 – $15,534) for a net contribution of $14,924, a 42% decrease compared to $25,851 for the six months ended June 30, 2010.

Western Wind was exploring options to increase the generating capacity and accordingly submitted a plan to the U.S. Federal Aviation Administration (“FAA”) in 2008 for seven new turbine sites to replace the existing turbines. The FAA is responsible for protecting the national airspace and reviews proposed obstructions, such as communications towers, wind turbines, airport flight patterns, etc., to that airspace that exceed the stated maximum height limits to determine whether the proposed obstruction will be a hazard to existing uses of the airspace. In October 2008, the FAA issued a notice stating that the seven new proposed turbines exceeded the maximum height limit for that area and would be a hazard to existing uses so the Company’s Windridge expansion plans have been temporarily suspended. The facility is currently operating below its rated capacity but management believes that the

Windridge property can be repowered to deliver the full 4.5 MW of name plate capacity with new turbines that are within the FAA height restrictions or by using up to 70 of the Vestas V15 wind turbines that may be available after the Mesa Wind Farm expansion and repower.

Under Construction

Windstar Wind Farm – 120MW

The Windstar Project is a 120MW fully zoned and permitted wind project on 1,850 acres of land owned by the Company in Tehachapi, California. Five meteorological towers were erected in May 2006, to provide data for wind assessment reports to forecast electricity production and to site the wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines owned and operated by a variety of entities. Tehachapi Pass generates over 705 MW of name plated capacity and produces over 1.4 billion kwh of electricity per year. The Tehachapi mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy production in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

In December 2010, the Company signed a $204.5 million Senior Secured Note Purchase Agreement with various institutional lenders and a letter of credit financing agreement with Rabobank for up to $55 million to finance the Windstar project. The notes are secured by a first lien on all the project assets and the line of credit provided through the financing agreement is secured by a first lien on the proceeds of the 30% cash grant from the US Treasury Department and a second lien on all the assets of the Windstar project.

Construction began on December 16, 2010. To date, 88% of the foundations are completed, 83% of the base-set towers are installed, 82% of the mid-set towers are installed, 32% of the top-set towers are installed, and 25% of the turbines are structurally & electrically complete. To date 85% of the G80 & G87 wind turbines have been delivered to the site. The Company expects the first phase (106MW) of the 120MW project to be commercially operational in the fourth quarter of 2011 and the remaining 14MW to be commercially operational in the first quarter of 2012.

On November 20, 2010, the Company signed a Turbine Supply Agreement (“TSA”) with Gamesa for the procurement of up to 120 MW of wind turbine generators. Windstar will consist of Gamesa G80 and G87 2MW turbines. This flexible product mix is capable of harnessing the uniquely varied wind regime of the Windstar site.

On November 30, 2010, the Company signed an Engineering, Procurement and Construction Agreement (“EPC’) with RMT, Inc. (“RMT”) whose parent company is the multi-billion dollar regulated utility, Alliant Energy of Madison, Wisconsin (LNT: NYSE) as the EPC contractor for Windstar.

On March 8, 2005, the Company negotiated a PPA with SCE to supply the output from a 120 MW facility no later than December 31, 2009. On December 17, 2009, the Company signed an amendment to the PPA that updates the terms to reflect current market conditions and project status.

The Company has executed a Large Generator Interconnection Agreement (“LGIA”) with California Independent System Operator (“CAISO”) and SCE to deliver power to SCE’s Vincent Substation. In February 2009, the CAISO granted our request to extend the commercial operation deadline from December 31, 2010 to December 31, 2012 due to its delays in processing our interconnection request. Further the Company has executed interconnection and transmission service agreements for access to the Sagebrush and Wilderness Lines.

The Company previously expensed property carrying costs such as property taxes, liability insurance costs and mortgage interest prior to financial close. In December 2010 the Company started capitalizing carrying costs and continues to capitalize power project development and construction costs which include costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, financing, power purchase and regulatory matters. The Company has capitalized $136,333,366 in power project development and construction costs during the six months ended June 30, 2011.

Kingman Wind Farm - 10.5MW

The Kingman Project is a 10.5 MW project fully zoned for wind and solar energy on 1,110 acres owned by the Company in Kingman, Arizona. The new integrated wind and solar project is believed to be one of the first of its kind in North America.

On December 20, 2010, the Company signed a Credit Agreement with Keybank National Association (“Keybank”) that will provide the Company with a $4.2 million Treasury Grant Loan and a Construction Loan facility of up to $16.0 million. The loans are secured by a first lien on all of the assets of Kingman Energy.

The 10.5MW Kingman wind and solar project has reached mechanical completion of the five (5) 2MW Gamesa G90 wind turbines. The solar panels, inverters, and tracking system have been delivered and the Company expects completion of the solar portion by the end of August 31, 2011. The Company expects the utility provider to energize the project by August 31, 2011 and commercial operations to commence shortly thereafter.

On December 20, 2010, the Company signed a loan agreement with RMT, Inc. for $4.4 million secured by a second lien on the Kingman project assets.

On December 17, 2010, the Company signed a TSA with Gamesa as the turbine supplier, and signed an EPC with RMT as the EPC contractor. The Company has selected American Capital Energy, Inc. as the solar array EPC contractor. Construction began on December 22, 2010 and the Company expects the project to be in commercial operation in quarter third of 2011.

On October 16, 2009 the Company signed a PPA with UNS Electric, Inc, a subsidiary of Unisource Energy Corporation of Arizona (“UNS”) for a new fully integrated wind and solar photo-voltaic ("PV") energy project. The Arizona Corporation Commission approved the PPA on April 1, 2010. In addition, we executed a contract with UNS to construct the interconnection facilities, including the transmission line from the project substation to the point of interconnection with the UNS transmission system.

The Company has capitalized $22,194,647 in power project development and construction costs during the six months ended June 30, 2011.

Under Development

Yabucoa Project – Late Stage Development - 30MW

The Yabucoa Project is a 30 MW solar project located on 400 acres of leased land in the Municipality of Yabucoa, Commonwealth of Puerto Rico.

On February 25, 2011, the Company signed a 30 MW solar PPA with PREPA for a term of 20 years commencing on the commercial operations date.

On August 17, 2010, the Company entered into a 40-year land lease agreement with the Puerto Rico Land Authority to secure 400 acres of land for a 30 MW PV solar project.

The Company has chosen Black & Veatch as the independent engineer for our Yabucoa Project.

Most of the environmental approvals are essentially complete and the Company is in the final permitting, engineering, procurement, construction, tax structuring and project finance negotiation stages. In January 2011, Company management conducted a thorough site visit with a key member of the lending group that provided the financing for the 120 MW Windstar project in California.

In March 2011, the Company engaged Rabobank as its exclusive financial advisor to provide financial advisory services in connection with the potential placement of tax equity and debt financing for the Yabucoa project. The Company intends to close the financing by the fourth quarter of 2011 with the intention of qualifying the project for the US Federal Government’s 30% cash grant.

The Company has incurred development costs on this project for financing, environmental impact studies, engineering and transmission studies related to interconnection and feasibility studies. The Company has capitalized $561,735 in power project development and construction costs during the six months ended June 30, 2011.

Ontario Project – Mid Stage Development – 10MW

In 2007, the Company began developing solar energy projects in Ontario, Canada. Under the Ontario Power Authority’s Standard Offer Program, renewable energy projects that are 10 MW or less can interconnect with the local distribution system, provided there is sufficient distribution capacity. Such eligible projects are then paid a standard price of $443 per MWh, often known as a “feed-in” tariff.

In the past three years, the Company entered into nine conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. All of these agreements have been terminated as the potential for solar projects on these properties has decreased significantly for a variety of reasons, including zoning issues. Deposits for these properties are expected to be returned in 2011. In connection with one land lease agreement, the Company has filed one feedin tariff application with the Ontario Power Authority who will review our application based on various issues including transmission availability and the feasibility of the various third party applications they receive.

Windswept Project – Early Stage Development – 30MW

The Company has secured approximately 571 contiguous acres near Tehachapi, California just west of Windstar, through land purchases and ground leases to pursue the development of an additional wind energy project of at least 30 MW. We are testing the wind resource to confirm suitability and working on acquiring or leasing additional contiguous land parcels to increase the capacity of the Windswept Project.

The Windswept Project is still subject to obtaining wind energy zoning from Kern County, a PPA, interconnection to SCE’s new Tehachapi renewable energy transmission system, financing, and other development milestones.

Barstow Project – Early Stage Development – 100MW

In December 2007, the Company secured a new 100 MW wind and solar energy site near Barstow, California. After reviewing the Company’s environmental and cultural surveys of the area for the installation of meteorological towers, BLM issued an environmental assessment and, effective April 2, 2009, a three-year grant authorizing us to install two towers. The towers were installed during the second quarter of 2009.

If the Company determines that the wind resource is sufficient to justify developing a wind farm project, we will conduct the required environmental surveys to install wind turbines and the associated electrical equipment, and apply for a commercial ROW grant from the BLM for approximately 3,300 acres. The Company is first in the queue to obtain a commercial ROW. This project is in the earliest stages of development and we have not yet begun negotiations for a PPA or submitted applications for interconnection and transmission.

Snowflake Project – Early Stage Development – 200MW

On February 22, 2011, the Company entered into a 16,500 contiguous acres ground lease with Rocking Chair Ranch, Inc. in Navajo, Arizona, and intends to secure up to approximately 22,000 acres in the near future, to pursue the development of a wind energy project of approximately 200 MW. The property will be used solely for wind energy purposes. The lease extends for a period of up to 30 years. A $50,000 deposit was made in 2011, and 30 days following the operations commencement date, the Company shall issue to Rocking Chair Ranch, Inc. common stock of the Company with an aggregate market value of $250,000. Rent will be based on the greater of the percentage rent or the minimum guaranteed payment of $5,000 per MW per lease year. The percentage rent will be based on the project’s gross revenues multiplied by the applicable base percentage which will be 6% in lease years 1 to 10, 6.5% for lease years 11 to 20 and 7% for lease years 21 to 30.

The Company anticipates erecting meteorological towers in the third or fourth quarter of 2011 to test the wind resource, and commencing work to confirm environmental and transmission suitability and economic feasibility.

The Snowflake Project is still several years away and is subject to obtaining wind energy zoning from local authorities, a PPA, an interconnection agreement, financing, and other development milestones.

New Projects

As part of the Company’s California initiative, we entered into an agreement with an independent meteorological consultant to acquire proprietary wind data for sites that may be developed into wind farms. These potential projects are at an early stage of development. We are carrying out preliminary due diligence to determine the feasibility of these sites for wind and/or solar energy development, and if feasible, acquiring the land by purchase or lease.

DEVELOPMENT STRATEGY

General

The Company acquires and develops sites or existing wind and solar farms based on the following criteria:

  Satisfactory wind/solar and/or resources to justify a commercial renewable energy facility;

  Access to transmission facilities with sufficient available capacity;

  Permitting and zoning policies that allow wind or solar farm development;

  Satisfactory environmental and archeological studies;

  Satisfactory terrain and geographic features that do not impede development;

  Regional support for renewable energy from the local population;

  Local political support for wind/solar power development;

  Adequate incentives at the federal and state levels, including federal and state tax credits and other financial incentives;

  Projected electricity prices; and

  Growing demand for electricity.

The Company has internal consultants as well as third party consultants who are experienced in assessing wind and solar resources, completing the necessary development programs to build wind or solar farms and perform development activities.

The Company’s primary efforts are focused on constructing Windstar and Kingman and developing our Puerto Rico and Kingman expansion projects in 2011. The Company will continue to focus its attention to states/territories that have renewable energy portfolio standards and relatively high energy prices. Our other focus is on other high energy price jurisdictions such as Ontario, Canada, where there is a high tie-in price offered for small solar projects.

Revenue Strategies

Revenue from wind farms in the US comes primarily from the sale of electricity. Electricity prices vary due to the demand for electricity, competing electricity sources, and support for renewable energy. In the future, California and other states may create markets for “renewable energy credits” (“RECs”), also known as “green tags” or “renewable energy certificates”, allowing the green attributes to be valued and sold separately from the electricity generated. Green credits have the potential to evolve into a significant source of revenue. The Company continues to focus on markets that provide the highest potential returns, primarily California, but also Arizona, Puerto Rico and Ontario.

The Company’s operating wind farms depend on sufficient wind to generate electricity. Wind speeds vary in different regions and seasons and at different times of the day. In the Western US for example, wind speed is higher in the spring and summer months than in the fall and winter months, with a high wind month in the spring generating up to three times the electricity of a low wind month in the winter.

The Company’s PPAs for its operating wind parks provide for pricing based on variable SRAC prices which are influenced by oil and gas prices. As oil and gas costs fluctuate with the market and the heating and cooling seasons, our revenues correspondingly fluctuate. The Kingman and Windstar projects are based on fixed price PPAs which will, once in operations, provide steadier forms of revenue.

Financing Strategies

The Company plans to continue raising capital through institutional sources, such as those that financed Windstar and Kingman, as they are experienced in power project financing, to finance the construction and operation of wind and solar energy facilities. These financial sources are familiar with the operation of power generating facilities and their potential operating and construction risks. The amount of project debt available depends upon the projected cash flow, the existence of a long-term power purchase contract with credit-worthy utilities, the wind/solar assessment report, the identity of the turbine supplier and the general contractor, and the interest rates existing when funds are drawn down.

In the US, power project financings can use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries. The value of the tax losses resulting from accelerated depreciation and the 2009 economic stimulus program’s 30% cash grant from the US Department of Energy (or the value of tax credits, such as the Federal Production Tax Credits of approximately $0.021 per kWh or a 30% investment tax credit), can represent a significant portion of the value of a renewable energy project.

The Company’s primary financial strategy is to minimize dilution by only issuing shares at the corporate level if the overall shareholder dilution is less than selling an interest in certain projects to raise the equity required to finance project development. The highest return on a developer’s investment is expected to come from a financing package consisting of the new 30% US Department of Energy grant and project debt.

PROJECT AND CONTRACTUAL OBLIGATIONS

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws, and regulations in the jurisdictions that the Company and its subsidiaries operate. The Company believes that it is in material compliance with all laws and regulations that apply to it or its subsidiaries.

Operations

Mesa Wind Farm – 30MW

Mesa Wind has a PPA and associated interconnection agreement with SCE which provides for the sale of electricity on an “as available” basis at SCE’s Short Run Avoided Cost (“SRAC”) through June 22, 2010. On April 12, 2010, SCE extended the PPA in compliance with an order by the California Public Utilities Commission (“CPUC”) pending its approval of a new standard offer contract. Upon CPUC approval of SCE’s new standard offer contract, the Company will be required to enter into the new standard offer contract or to execute a PPA resulting from its participation in SCE’s annual request for proposals (“RFP”) to supply renewable energy.

Mesa Wind has the exclusive right until September 22, 2037 to use 440 acres of land owned by the BLM near Palm Springs for a wind energy development facility. The ROW provides for lease payments of $78,894 per year and the right to obtain a new ROW if the existing ROW is in good standing. Property taxes are approximately $114,000 per year and insurance costs are approximately $47,000 per year. The Company has entered into an operations and maintenance agreement with GEM that requires the Company to reimburse all costs incurred in the maintenance of the Mesa Wind farm plus a management fee of $219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date. The Company purchased four vehicles and one crane used in the operation of Mesa via finance contracts. As at June 30, 2011, the outstanding balance related to these finance contracts amounted to $87,470.

Windridge Wind Farm – 4.5MW

AERO Energy LLC has a Standard Offer Power Purchase and Interconnection Agreement with SCE that will expire on December 7, 2014 to sell electricity on an “as available” basis at SCE’s SRAC price. The Company is not currently aware of any risks associated with the contract with SCE.

Under Construction

Windstar Wind Farm -120MW

The Company negotiated an amendment to the PPA it had with SCE to reflect the higher cost of wind turbines, current financing costs, and existing wholesale electricity rates and revised milestone dates. As part of this contract the Company posted a $2.4 million development fee in favor of Southern California Edison as insurance that the Company will complete the construction of the Windstar project. The development fee is fully refundable on completion of the 120MW Windstar project. The amount refundable will be prorated if the full 120MW nameplate capacity is not reached. The development fee will be forfeited as liquidated damage to SCE if initial operation of the Windstar project does not occur by December 31, 2011. The Company is not currently aware of any other risks associated with the contract with SCE. The Company executed a $45 million fixed price EPC agreement with RMT as the EPC contractor for Windstar.

The Company executed a $155 million TSA with Gamesa Wind US LLC (“Gamesa”) for the procurement of up to 120 MW of wind turbine generators. The Windstar Project will consist of Gamesa G80 2-MW and G87 2-MW turbines.

The Company entered into a $204.5 million Senior Secured Note Purchase Agreement with various institutional lenders led by Manufacturers Life Insurance Company to finance the Windstar project. To date, the debt providers had advanced $178.5 million of construction funds to the Company. Upon substantial project construction completion, the loan converts to a 20 year term loan. The funds from the notes are solely for project costs related to the Windstar project and are held in a restricted escrow construction account. The notes are secured by a first lien on all the project assets.

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55 million in the form of a letter of credit (“LC”). The loan matures on the date upon which Windstar receives the cash grant, but no later than July 31, 2012. As at June 30, 2011, Rabobank had funded $41,754,590. The proceeds of the LC are to be used to pay project costs related to the Windstar project. The loan is secured by a first lien on the cash grant proceeds and Holding’s equity interest in Windstar Energy and a second lien on all the assets of Windstar Energy.

The Company entered into an operations and maintenance agreement with Gamesa. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. Starting the third year after the Commencement date during the warranty period, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year after the Commencement date. After the initial five year warranty period, an additional $25,000 per turbine will be added to the last annual fixed fee for an additional five year period.

The Company entered into an asset management, operations and maintenance agreement with GEM. GEM will serve as asset manager for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months.

The Company entered into a Common Facilities Agreement with Sky River, LLC. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of $2 million is due 120 days after the Initial Operations Date under the PPA and a second payment of $2.5 million on the tenth anniversary of such date.

Kingman Wind/Solar Farm - 10.5MW

On October 16, 2009 the Company signed a 20 year fixed price PPA with UNS for a new fully integrated combined wind and solar PV energy project to be built on 1,110 acres owned by the Company in Kingman, Arizona. As part of this contract, the Company is required to reach commercial operation by June 1, 2011. In the event the Company fails to achieve commercial operation with respect to at least the expected facility capacity on or before the scheduled commercial operational date, the Company will be required to compensate the buyer for liquidated damages in accordance with the agreement. Due to delays related to interconnection on the part of UNS, the Company was not able to reach commercial operations on June 1, 2011. In accordance with the PPA with UNS, the commercial operation date shall be extended on a day-for-day basis for each delay that UNS caused by failure of the interconnection utility to complete construction of the interconnection facilities by the scheduled interconnection facilities completion date. Interconnection facilities are estimated to be completed by the end of August 31, 2011.

The Company signed a credit agreement with various financial institutions and Keybank that will provide the Company with a $4.2 million Treasury Grant Loan and a Construction Loan facility of up to $16 million. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. On the conversion date, or the date at which certain conditions have been met, including project construction completion, the Construction Loan outstanding will automatically convert to a 7 year Term loan amortized over 18 years. The Treasury Grant Loan is due according to certain criteria relating to the receipt of the Treasury Grant but no later than December 20, 2011. The funds from the loans are held in a restricted escrow construction account. The loans are secured by a first lien on all of the assets of Kingman. In connection to the Term loan, the company entered into an interest rate swap contract with Keybank that fixes the average interest rate for the term loan to under 7% per annum.

The Company entered into a loan agreement with RMT for $4.4 million. The loan is secured by a second lien on all of the assets of the Company.

The Company entered into an operations and maintenance agreement with Gamesa. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

The Company entered into an asset management and operations and maintenance agreement with GEM. GEM will serve as asset manager for Kingman. Starting on the services commencement date, which will be 30 day prior to the substation energization date, the Company will pay GEM a management fee of $38,400 per year and an O&M service fee paid monthly based on an approved budget. The term of the agreement is for 24 months.

Under Development

Ontario Project – 10MW

The Company has an option to lease land in Ontario, Canada for potential development of a solar energy facility. Under this agreement, the Company paid a deposit of $1,000 and will pay a further $10,000 when the Company is awarded a feed-in tariff contract and another $10,000 when all permits and required financing are obtained.

SELECTED QUARTERLY INFORMATION

For the three and six months ended June 30, 2011 and 2010
($000’s except per share and share amounts)

	Three	Three	Six months	Six months
	months	months	ended June	ended June
	ended June	ended June	30, 2011	30, 2010
	30, 2011	30, 2010
Total revenues	$1,047	$936	$1,559	$1,427
Loss before discontinued operations	$1,235	$648	$1,633	$1,686
Loss before discontinued operations per share	$0.02	$0.01	$0.03	$0.03
Net loss	$1,235	$648	$1,633	$1,686
Dividends declared and paid	-	-	-	-
Loss per share, basic and diluted	$0.02	$0.01	$0.03	$0.03
Income per share, discontinued operations	-	-	-	-
Weighted average common shares outstanding, basic and diluted	58,653	49,521	57,213	48,946

RESULTS OF OPERATIONS

Revenue

	Three months	Three months
	ended June 30,	ended June 30,
	2011	2010	Variance $	Variance %
Energy production for the period (MWh)	22,452	20,472	1,980	10%
Price/MWh (US$)	$41.43	$40.81	$0.42	1%
Energy sales for the period	$930,151	$835,412	$94,739	11%
As available capacity payments	$117,061	$100,850	$16,211	16%
Total sales from generating facilities	$1,047,212	$936,262	$110,950	12%

For the three months ended June 30, 2011, the Mesa and Windridge wind farms generated a total of 22,452 MWh and revenues from energy sales of $930,151 (average price of $41.43 per MWh) compared to production of 20,472 MWh and revenues from energy sales of $835,412 (average price of $40.81 per MWh) for the three months ended June 30, 2010. The increase in energy sales was primarily due to a 10% increase in energy production. Available capacity payments for the three months ended June 30, 2011 was $117,061 which was 16% higher than the comparative period available capacity payments of $100,850. The increase was primarily due to an increase in production over the comparative period. Total sales from generating facilities for the three months ended June 30, 2011 increased 12% to $1,047,212 from $936,262 in the comparative period. With the Company now reporting in US dollars, there is no longer any exposure to movements in foreign exchange rates, as 100% of sales are generated in the United States.

	Six months	Six months
	ended June 30,	ended June 30,
	2011	2010	Variance $	Variance %
Energy production for the period (MWh)	35,270	29,783	5,487	18%
Price/MWh (US$)	$40.48	$44.18	$(3.70)	(8%)
Energy sales for the period	$1,427,728	$1,315,907	$111,821	8%
As available capacity payments	$130,834	$111,495	$19,339	17%
Total sales from generating facilities	$1,558,562	$1,427,402	$131,160	9%

For the six months ended June 30, 2011, the Mesa and Windridge wind farms generated a total of 35,270 MWh and revenues from energy sales of $1,558,562 (average price of $40.48 per MWh) compared to production of 29,783 MWh and revenues from energy sales of $1,315,907 (average price of $44.18 per MWh) for the six months ended June 30, 2010. The increase in energy sales was primarily due to an 18% increase in energy production partially offset by an 8% decrease in price, due to lower natural gas prices. Available capacity payments for the six months ended June 30, 2011 were $130,834 which was 17% higher than the comparative period available capacity payments of $111,495. The increase was primarily due to an 18% increase in production over the comparative period. Total sales from generating facilities for the six months ended June 30, 2011 increased 9% to $1,558,562 from $1,427,402 in the comparative period.

Cost of sales

Cost of sales includes operations and maintenance costs, property taxes, ROW fees, insurance, electricity costs and overhead associated with operating the Mesa and Windridge generating facilities. Cost of sales increased 3% to $379,142 for the three months ended June 30, 2011 and was 36% of revenues compared to $367,375 for the three months ended June 30, 2010 and 39% of revenues in the comparative period. Cost of sales increased 2% to $749,734 for the six months ended June 30, 2011 and was 48% of revenues compared to $735,551 for the six months ended June 30, 2010 and 52% of revenues in the comparative period.

General and administration

	Three months	Three months
	ended June 30,	ended June 30,
	2011	2010
	$	$	Variance $	Variance %
Professional fees	274,627	116,867	157,760	135%
Salaries, consulting and directors’ fees	351,360	216,119	135,241	63%
Stock-based compensation	335,227	76,073	259,154	341%
Travel and automotive	55,639	80,026	(24,387)	(30%)
Advertising and promotion	28,856	8,450	20,406	241%
Office	87,520	102,612	(15,092)	(15%)
Regulatory fees	30,352	20,493	9,859	48%
	1,163,581	620,640	567,328	92%

General and administration costs increased 92% to $1,163,581 for the three months ended June 30, 2011 compared to $620,640 for the three months ended June 30, 2010.

  Professional fees increased 135% to $274,627 due to the expanded scope of audit and tax advisory service resulting from the Windstar and Kingman construction projects.

  Salaries, consulting and directors’ fees increased 63% to $351,360 as additional administrative and accounting resources were required due to the construction of Windstar and Kingman. There was also an increase in directors’ fees effective January 1, 2011.

  Stock based compensation increased 341% to $335,227 due to the issuance of 3,100,000 options to the Company’s contractors, employees, and directors in December 2010.

  Travel decreased 30% to $55,639 as travel related to the Ontario project decreased.

  Advertising and promotion increased by 241% to $28,856 due to increased advertising and press release costs related to our Windstar and Kingman projects.

  Office costs decreased 15% to $87,520 due to a decrease in insurance costs at Mesa partially offset by an increase in costs relating to additional office space leased in Vancouver.

  Regulatory fees increased 48% to $30,352 due to the addition of an investor relations consultant effective April 2011.

	Six months	Six months
	ended June 30,	ended June 30,
	2011	2010
	$	$	Variance $	Variance %
Professional fees	393,760	198,913	194,847	98%
Salaries, consulting and directors’ fees	663,200	465,631	197,569	42%
Stock-based compensation	617,244	202,825	414,419	204%
Travel and automotive	169,850	156,757	13,093	8%
Advertising and promotion	59,936	18,759	41,177	220%
Office	165,080	159,426	5,654	4%
Regulatory fees	49,379	39,858	9,521	24%
	2,118,449	1,242,169	876,280	71%

General and administration costs increased 71% to $2,118,449 for the six months ended June 30, 2011 compared to $1,242,169 for the six months ended June 30, 2010.

  Professional fees increased 98% to $393,760 due to the expanded scope of audit and tax advisory service resulting from the Windstar and Kingman construction projects.

  Stock based compensation increased 204% to $617,244 due to the issuance of 3,100,000 options to the Company’s contractors, employees, and directors in December 2010.

  Salaries, consulting and directors’ fees increased 42% to $663,200 as additional administrative and accounting resources were required due to the construction of Windstar and Kingman. There was also an increase in director’s fees effective January 1, 2011.

  Advertising and promotion increased 220% to $59,936 due to increase advertising and press release costs related to our Windstar, Kingman, and Puerto Rico projects.

  Regulatory fees increased 24% to $49,379 due to the addition of an investor relations consultant effective April 2011.

Project development

	Three months	Three months
	ended June 30,	ended June 30,
	2011	2010
	$	$	Variance $	Variance %
Consulting fees	149,995	227,190	(77,195)	(34%)
Stock-based compensation	135,129	26,285	108,844	414%
Project costs	118,607	81,548	37,059	45%
Travel and automotive	27,452	43,402	(15,950)	(37%)
Office and secretarial	36,420	43,997	(7,577)	(17%)
	467,603	422,422	45,181	11%

Project development costs increased 11% to $467,603 for the three months ended June 30, 2011 compared to $422,422 for the three months ended June 30, 2010.

  Consulting fees decreased by 34% to $149,995 for the three months ended June 30, 2011 due to a decrease in the number of full time and part time consultants the Company employs.

  Stock based compensation increased 414% to $135,129 due to the issuance of 3,100,000 options to the Company’s contractors, employees, and directors in December 2010.

  Project costs increased 45% to $118,607 due to the write off of non-refundable land deposits and payments related to the Ontario development project.

  Travel and automotive cost decreased 37% to $27,452 due to a reduction in the travel required for our Ontario projects.

  Office and secretarial decreased 17% to $36,420 due to a decrease in consultants and their office expenses.

	Six months	Six months
	ended June 30,	ended June 30,
	2011	2010
	$	$	Variance $	Variance %
Consulting fees	392,065	451,255	(59,190)	(13%)
Stock-based compensation	257,302	73,341	183,961	251%
Project costs	184,018	163,034	20,984	13%
Travel and automotive	48,050	87,027	(38,977)	(45%)
Office and secretarial	72,739	88,583	(15.844)	(18%)
	954,174	863,240	90,934	11%

Project development costs increased costs increased 11% to $954,174 for the six months ended June 30, 2011 compared to $863,240 for the six months ended June 30, 2010.

  Consulting fees decreased by 13% to $392,065 for the six months ended June 30, 2011 due to a decrease in the number of full time and part time consultants the Company utilizes.

  Stock based compensation increased 251% to $257,302 due to the issuance of 3,100,000 options to the Company’s contractors, employees, and directors in December 2010.

  Project costs increased 13% to $184,018 due to the write off of non-refundable land deposits and payments related to the Ontario project.

  Travel and automotive cost decreased 45% to $48,050 due to a reduction in the travel required for our Ontario projects.

  Office and secretarial decreased 18% to $72,739 due to a decrease in consultants and their office expenses.

Amortization

Amortization was $237,245 and $472,647 for the three and six months ended June 30, 2011 respectively compared to $232,059 and $464,878 for the three and six months ended June 30, 2010 respectively as operating assets held steady.

Asset retirement obligation

Accretion of the asset retirement obligation was $2,022 and $3,724 for the three and six months ended June 30, 2011 respectively compared to $1,701 and $3,403 for the three and six months ended June 30, 2010 respectively.

Interest on loans payable

Interest on long term debt for the three and six months ended June 30, 2011 was $134,411 and $238,797 respectively compared to $3,388 and $4,710 for the three and six months ended June 30, 2010. The increase in interest expense related to corporate debt received in December 2010. Interest on the Windstar and Kingman construction loans are capitalized as part of the power project development and construction costs and will be expensed when the project is ready for use or in commercial operations.

Foreign exchange gain (loss)

The Company incurred a foreign exchange loss of $172,579 and $172,222 for the three and six months ended June 30, 2011 respectively compared to a loss of $10,309 and $19,175 respectively for the three and six months ended June 30, 2010. The increase in foreign exchange exposure is related to the increase in Canadian dollar denominated receivables and payables held at the Canadian parent.

In December 2010, the Company completed the US dollar financing of its 120 MW Windstar project and its 10.5 MW Kingman project. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries changed. As a result of this financing, a majority of its debt as well as all the Company’s revenue will be denominated in US dollars and accordingly, the Company has changed its functional currency to the US dollar and now reports in US dollars. The change in functional currency is accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change.

The Company’s head office will continue to be in Vancouver, Canada for the foreseeable future and the parent company’s functional currency is the Canadian dollar. The parent company is self-sustaining therefore foreign exchange gains/losses on translation are recorded as accumulated other comprehensive (loss) income in shareholders’ equity.

Mark to market gain (loss) on Canadian dollar warrants

Mark to market gains on Canadian dollar warrants for the three and six months ended June 30, 2011 were $168,797 and $1,003,269 respectively, compared to $Nil for the three and six months ended June 30, 2010. The mark to market gains can be attributed to the appreciation of the Canadian dollar against the US dollar and the fair value calculation associated with the Black-Scholes model.

Mark to market gains resulted from the change in the Company’s functional currency as of December 31, 2010 to the US dollar and the adoption of US GAAP as of January 1, 2011. Under US GAAP, ASC 815, Derivatives and Hedging, all share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability and fair valued. The resulting fair value adjustment would be reflected in net loss.

Income tax recovery

Income tax recovery was $97,046 and $501,579 for the three and six months ended June 30, 2011, up from $72,867 and $196,582 for the six months ended June 30, 2010. The increase was directly related to the recognition of taxable net operating losses for the three and six months ended June 30, 2011.

Comprehensive loss

Comprehensive loss was $1,621,920 for the three months ended June 30, 2011 compared to $515,384 for the comparative period. Comprehensive loss is comprised of the following items being:

  Net loss of $1,234,965.

  Unrealized foreign exchange translation gain related to the self-sustaining parent company of $110,826.

  Unrealized foreign exchange loss and mark to market on the Canadian dollar warrants of $9,330. The change in accounting policies related to the Canadian dollar warrants was effective once the Company changed from Canadian GAAP to US GAAP on January 1, 2011.

  Mark to market loss on the Kingman interest rate swap of $488,451.

Comprehensive loss was $2,171,161 for the six months ended June 30, 2011 compared to $1,255,469 for the comparative period. Comprehensive loss is comprised of the following items being:

  Net loss of $1,633,063.

  Unrealized foreign exchange translation loss related to the self-sustaining parent company of $3,651.

  Unrealized foreign exchange loss and mark to market on the Canadian dollar warrants of $103,392. The change in accounting policies related to the Canadian dollar warrants was effective once the Company changed from Canadian GAAP to US GAAP on January 1, 2011.

  Mark to market loss on the Kingman interest rate swap of $431,055.

SUMMARY OF QUARTERLY RESULTS

				Net Income (loss)
		Income (loss) Before	Net Income (loss)	Per Share Basic
	Total Revenues	Discontinued Operations	For the Quarter	And Diluted
June 30, 2011	$1,047,212	$(1,234,965)	$(1,234,965)	$(0.02)
March 31, 2011	$511,350	$(398,098)	$(398,098)	$(0.01)
December 31, 2010	$383,629	$4,313,697	$4,313,697	$0.09
September 30, 2010	$826,896	$(640,327)	$(640,327)	$(0.01)
June 30, 2010	$936,263	$(648,327)	$(648,327)	$(0.02)
March 31, 2010	$491,140	$(1,307,526)	$(1,307,526)	$(0.02)
December 31, 2009	$388,571	$(1,455,709)	$(1,455,709)	$(0.02)
September 30, 2009	$630,274	$(620,540)	$(620,540)	$(0.02)

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2011, the Company had $936,026 of cash, and $61,527,586 in restricted cash reserved for the Windstar and Kingman projects, compared to $1,119,366 of cash and $127,128,155 of restricted cash as at December 31, 2010. The restricted cash is reserved solely for project costs related to the Windstar and Kingman projects and are held in a restricted escrow construction account. On a monthly basis, the Company applies for the funds to be released from the escrow account to pay for specified construction costs.

The Company’s working capital as of June 30, 2011 was a negative $37,861,849 ($23,263,157 – December 31, 2010). Though working capital is negative, it doesn’t take into account that there is $7,335,939 and $13,620,458 in current liabilities, as at June 31, 2011, related to the Kingman and Windstar projects respectively that will be paid out of restrictive cash which is classified as a non-current asset. When taking this into account, working capital would be reduced to a negative $16,905,452. The remaining negative working capital primarily relates to corporate bridge loans maturing in December 2011. It is the intention of the Company to renew these corporate loans in December and payout the loans in 2012 upon receipt of the cash grant for the Windstar project. The Company is also in the late stages of due diligence with a third party lender to secure bridge financing to assist with working capital needs until the Company is in receipt of the Windstar cash grant or first distributions from our Kingman and Windstar projects in 2012.

In recent years, the Company has experienced cash outflows from operating and development activities and net losses. These conditions reflect the fact that income and cash flow from income-producing activities have been insufficient to offset cash used for project development expenses, however, the Company has been successful in attracting additional capital to continue development and to maintain liquidity. The Company will proceed to develop its business opportunities at a level that can be sufficiently financed from cash provided by operations and additional sources of capital as those sources are secured.

Though the capital markets had been going through some turbulent times, the American Recovery and Reinvestment Act of 2009 extended the $21/MWh production tax credits through 2012, and provided an option to elect a 30% investment tax credit or equivalent cash grant from the US Department of Energy. This stimulus bill has had a positive impact for US renewable energy projects as evidenced by the Company’s ability to finance $275 million for Windstar and over $24 million for Kingman.

CREDIT, LIQUIDITY, INTEREST, CURRENCY AND COMMODITY PRICE RISK

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer with a BBB+ rating from Standard & Poor’s (“S&P”), and the Company’s cash is held with HSBC Bank with an AA- credit rating from S&P, and Scotia Bank with an AA- credit rating from S&P. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. As at June 30, 2011, less than 1% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular reviews of accounts receivable. This risk management strategy is unchanged from the prior year.

The Company manages the liquidity risk associated with its financial liabilities (primarily those described in Note 19 of the unaudited condensed interim consolidated financial statements) through the use of cash flow generated from operations, combined with strategic use of long term debt and issuance of additional equity, as required, to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long term financial liabilities are disclosed in Note 10, and remaining financial liabilities, consisting of accounts payable, are expected to be realized within one year. As disclosed in Note 20, the Company was in compliance with all financial covenants relating to its financial liabilities as at June 30, 2011. This risk management strategy is unchanged from the prior period.

The Company has substantial assets denominated in US dollars related to its California and Arizona properties. Now that Windstar and Kingman are under construction, the US dollar based assets and liabilities will increase further, so effective December 31, 2010, the Company changed its functional currency to US dollars. For 2011, the Company has also changed to US dollar financial reporting so when combined with the change to US dollar functional currency, the Company’s foreign exchange exposure will now be its Canadian dollar exposure which is expected to be relatively insignificant compared to its US dollar based subsidiaries. Based upon the net assets of the Company’s self-sustaining operations as at June 30, 2011, a 1% change in the Canadian dollar-US dollar blended forward exchange rate, would result in a $600 impact to accumulated other comprehensive income (“AOCI”).

The Company generates revenue through variable price PPAs with a California utility. The power rates reflect current natural gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the natural gas market prices would result in reduced revenue, on an annual basis, of approximately $26,000. The Company manages the remaining power rate risk by monitoring the natural gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

The Company is exposed to interest rate risk through its variable rate Windstar bridge financing and Kingman credit agreement. This risk is partially mitigated through a seven year interest rate swap. As Windstar and Kingman are both in construction, all interest related to the variable interest rate debt is being capitalized as finance costs and have no effect on net earnings or equity until construction completion. Based on balances as at June 30, 2011, a 100 basis point change in interest rate would have changed the power project development and construction costs and accrued interest by $600,000.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company’s condensed interim consolidated financial statements and notes thereto are prepared in accordance with US GAAP. These accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates, judgments and assumptions are based upon information available to us at the time that they are made. There may be material differences between these estimates, judgments or assumptions and actual results.

The critical accounting estimates are as follows:

Since the determination of many assets, liabilities, revenues and expenses are dependent upon future events, the preparation of these unaudited condensed interim consolidated financial statements requires the use of estimates and assumptions, which have been made using careful judgment. The critical accounting estimates are as follows:

(a)

The Company has allocated the purchase price of property, equipment, goodwill, future income taxes and other intangible assets based on the estimated fair market values of the assets and liabilities acquired.

(b)	The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate Mesa at a future date.

(c)	The Company has performed impairment testing on the amounts recorded as goodwill and power project development and construction costs.

(d)	The Company has amortized the cost of wind turbines and towers, other generating facilities, meteorological towers, furniture and equipment and PPAs over their estimated lives.

(e)

The Company has recorded stock based compensation, on its employee and consultant options, using the Black-Scholes Pricing Model, which requires an assumption of the risk-free rate, expected lives of the stock options, and their related volatilities.

(f)

The Company has performed a forecast using estimates for revenues, expenses, and foreign exchange rates for the operations and the projects currently undertaken in assessing the appropriateness of the Company’s going concern assumption.

(g)	The Company has allocated expenses based on estimates provided by our contractors on their time spent on each project.

(h)	The Company records deferred income taxes based on estimated differences in the net book values and tax values of its tangible and intangible assets.

(i)

The Company has recorded Canadian dollar warrants using the Black-Scholes Pricing Model, which requires an assumption of the risk-free rate, expected lives of the warrants, and their related volatilities.

INITIAL ADOPTION AND CHANGES IN ACCOUNTING POLICIES

Change in functional and reporting currency

As at December 31, 2010, the Company completed the US dollar financing of its 120 MW Windstar project. At such time, the primary economic environment in which the Company and its wholly owned subsidiaries changed. As a result of this financing, a majority of its debt as well as all of the Company’s revenue will be denominated in US dollars. The change in functional currency from Canadian dollars to US dollars is accounted for prospectively from December 31, 2010 and prior year financial statements have not been restated for this change. As at January 1, 2011, the Company also changed on a retroactive basis its reporting currency from Canadian dollars to US dollars.

As the parent company’s local currency is the Canadian dollar, the operations of the parent will be translated into US dollars at the exchange rate in effect at the balance sheet date for all assets and liabilities. Revenues and expenses of the parent company will be translated at the average exchange rates prevailing during the period. Translation exchange gains and losses are recorded as a currency translation adjustment in accumulated other comprehensive loss.

New accounting pronouncements

(a)	ASC 220 – Comprehensive Income

On June 16, 2011, the FASB revised the manner in which entities present comprehensive income. An entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. This amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has not yet reviewed the impact adopting these amendments would have on its interim consolidated financial statements.

(b)	ASC 820 – Fair Value Measurements and Disclosures

On May 12, 2011, the FASB revised certain wording under ASC 820 as a result of joint efforts by the FASB and IASB to develop a single, converged fair value framework. The amendments that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements include the following

i.

A change from the application of the highest and best use and valuation premise concepts. The Board decided that the highest and best use concept is not relevant when measuring the fair value of financial assets and liabilities.

ii.

Measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity. The amendments include requirements specific to measuring the fair value of those instruments and are consistent with the requirements of measuring the fair value of liabilities and specify that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset.

iii.

Disclosures about fair value measurements. The amendments clarify that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy.

The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company has not yet reviewed what impact adopting these amendments would have on its consolidated financial statements.

Basis of accounting

Effective January 1, 2011, the Company converted its basis used for accounting to US GAAP from Canadian GAAP for all reporting periods.

TRANSACTIONS WITH RELATED PARTIES

The following expenses were accrued/paid to directors, officers, a significant shareholder, and the spouse of a director of the Company:

	Six months	Six months
	ended June 30,	ended June 30,
	2011	2010
	$	$
Directors’ fees	46,075	26,101
Management fees	589,691	631,182
Bonuses	50,708	-
Office and secretarial	18,430	17,400
	704,904	674,683

(a)

As at June 30, 2011, the Company had an account receivable of $91,502 (2010 - $88,147) with a company that had a common director in the prior year, but whom is no longer a director in the current year. The receivable has been outstanding for over a year and it is unlikely it will be paid in the foreseeable future so an allowance for the full amount has been provided.

(b)	As at June 30, 2011, the Company had an accounts receivable of $43,589 (2010 - $Nil) with an officer and director of the Company.

(c)	As at June 30, 2011, the Company advanced directors fees of $7,232 (2010 - $7,493).

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Disclosure Policy, our Code of Ethics, our Insider Trading Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting disclosure consideration.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable United States and Canadian securities laws and regulations. The evaluation included documentation review, enquiries, and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed, in the Company’s annual filings and interim filings and other reports filed or submitted, is recorded, processed, summarized and reported within time periods specified and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with US GAAP.

In designing and evaluating our internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its reasonable judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

Management assessed the effectiveness of our internal control over financial reporting for the year ended December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework. Based on this assessment, management believed that, as of December 31, 2010, our internal control over financial reporting was effective based on those criteria.

CHANGES IN INTERNAL CONTROLS

Our internal controls and procedures over financial reporting have changed during the quarter ended June 30, 2011 relating to the appointment of a new Chief Financial Officer, Senior Vice-President Corporate Finance, Assistant Controller and Tax Manager and Project Accountant. In recognition of the Company’s rapid increase in workload relating to the financial close of its Windstar and Kingman projects, the Company created new positions to manage the additional workload. The new appointments will provide further segregation of duties, improved monitoring, and additional resources as required.

During the six month period ended June 30, 2011 the Company re-filed its annual consolidated financial statements to reflect changes in classification and fair value of the Company’s equity instruments, as a result of its change in functional currency. This error in financial reporting indicated further disclosure checklists and resources were required to assist in reviewing and monitoring compliance with US GAAP. The addition of an Assistant Controller and Tax Manager and Project Accountant are pivotal in enhancing our monitoring procedures and compliance with US GAAP.

No other changes in our internal controls, or other factors that have materially affected, or are reasonably likely to materially affect these controls, have occurred during the period ended June 30, 2011.

In conducting an evaluation of the effectiveness of the Company’s disclosure controls and procedures, the Company’s management has concluded that, while its disclosure controls and procedures that are in place are effective for its current size of operations, they could be further enhanced as the Company grows. The Company’s management designed its current internal control system over financial reporting, based on the Company’s business needs and activities and its current annual and interim financial statement requirements and its current financial data requirements based on those statements, such as earnings releases. Management then determines whether there are any risks that could result in a material misstatement in any of the Company’s financial reporting, including financial statements and earnings releases. Management intends to implement changes in internal controls as the business needs and activities change.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any system of controls and procedures over financial reporting and disclosure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

COMMITMENTS AND CONTINGENT LIABILITIES

The commitments as at June 30, 2011 are as follows:

					More
			2 to 3	4 to 5	than 5
	Total	Within 1 year	years	years	years
	$	$	$	$	$
Long term debt (a)	252,824,729	20,307,993	54,055,955	14,337,455	164,123,326
Right of way agreements (b)	492,364	88,894	161,388	161,388	80,694
Office lease (c)	72,403	47,927	24,476	-	-
Management contract (d)	1,314,000	219,000	438,000	438,000	219,000
Operations and maintenance agreement (d)	10,280,030	135,080	1,200,010	5,962,850	2,982,090
Interconnection agreement (e)	2,000,000	2,000,000	-	-	-
Turbine supply agreement (f)	37,303,452	21,816,228	15,487,224	-	-
Engineering, procurement and construction agreement (g)	15,134,433	15,134,433	-	-	-
Land lease (h)	175,000	50,000	100,000	25,000	-
	319,596,411	59,799,555	71,467,053	20,924,693	167,405,110

(a)	Long term debt

i.

The Company entered into a $204,459,000 Senior Secured Note Purchase Agreement (“Note purchase agreement”) with various institutional lenders to finance the Windstar project. The notes are issued under either Series A, Series B, Series C or Series D notes depending on certain project milestones. To date, Series A and Series B notes were issued for a total of $178.5 million funds to the Company. Interest on both Series A and Series B notes are paid at an annual rate of 7.249%. Interest is due monthly. A commitment fee of 1.25% per annum is also charged on the Series C notes that have not been utilized. On term conversion date, or the date at which certain conditions have been met, including substantial project construction completion, all Series A, B and C notes are exchanged for Series D notes. The maturity date of these Series D notes is 20 years from the conversion date. Repayment of the notes begins on term conversion date.

ii.

The Company signed a financing agreement with Rabobank to finance the Windstar project for up to $55 million in the form of a letter of credit (“LC”). Interest on amounts drawn from the LC is based on LIBOR plus the applicable margin. An LC fee is also charged on the undrawn portion of the LC. Interest and the LC fee are due monthly. The loan matures on the date upon which Windstar receives the US Department of Energy cash grant described below but no later than July 31, 2012. To date, Rabobank had funded $41,754,590. Pursuant to this agreement the Company will pay a construction loan commitment fee of 0.625% per annum on the daily average unutilized construction loan commitment. The fee is due quarterly.

iii.

On January 15, 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $2.5 million. The loans are secured by the Company’s property. The loans including outstanding interest were renewed on January 15, 2011. The $2.2 million loan, originally the $2 million plus interest, bears interest at 10% per annum and the $552,358 loan, originally the $500,000 plus interest, bears interest at 12% per annum. Both loans have bonuses owing at maturity of $442,000 and $138,089 respectively.

iv.

On June 30, 2010, the Company entered into a corporate loan agreement with an institutional investor for a total of $2 million. The loan bears interest at 10% per annum, compounded monthly. The loan including outstanding interest was renewed on June 30, 2011. The $2.2 million loan, originally $2 million, bears interest at 12% per annum and includes a bonus on maturity of $243,037. The loan is secured by the Company’s property.

v.

In December 2010, the Company entered into two corporate loan agreements with two institutional investors for a total of $9.5 million. The loans bear interest at 12% per annum, compounded monthly. The loans are due in December 2011. The loans are secured by the Company’s property.

vi.

The Company signed a credit agreement with Keybank that will provide the Company with a $4.2 million Treasury Grant Loan and a Construction Loan facility of up to $16 million. The proceeds from the loans are to be used solely to pay construction costs related to the Kingman project. Interest is paid at a rate per annum equal to the adjusted Eurodollar rate in effect and the applicable margin of 3.25%. Interest is due quarterly.

vii.

The Company entered into a loan agreement with RMT for $4.4 million. The loan bears interest at the lesser of six percent per annum or the highest rate permitted by applicable law. The loan is secured by a second lien on all the assets of the Company. As at June 30, 2011, the Company has drawn $1,727,130 on this loan.

viii.

The Wells Fargo Equipment Finance contract balance of $87,680 at June 30, 2011 is secured by the equipment purchased and is repayable in 60 blended monthly payments of $4,638 commencing March 20, 2008 with interest at a rate of 6.82% per annum.

(b)

The Company has a BLM ROW that expires on September 22, 2037. The ROW requires annual payments based on the installed kilowatt capacity and BLM factors being the number of operational hours in the year, capacity factors, royalty percentages and sales price per kilowatt. The Company also has an obligation to remove foundations and equipment on the termination of the ROW agreement.

(c)

The Company has entered into a sublease agreement for office space in Vancouver, B.C. that expires in February 2012. In January 2011, the Company increased the subleased area under the sublease agreement. The base rent is C$6,580 per month with additional operating costs of approximately C$5,000 per month. The

Company has also entered into a lease agreement for office space in Tehachapi, CA that expired July 31, 2011 and renewed the lease until July 31, 2012. The base rent is $1,700 per month.

(d)	Operations and maintenance agreements

i.

The Company has entered into an operations and maintenance agreement with an independent contractor that requires the Company to reimburse the contractor for all costs incurred for maintaining the Mesa Wind farm plus a management fee of $219,000 per annum. The agreement is renewable annually with 30 days’ notice from its December 15 renewal date.

ii.

The Company entered into an operations and maintenance agreement with Gamesa for both the Windstar and Kingman projects. Gamesa will provide materials, supplies, consumables, equipment, and vehicles necessary for the operation and maintenance of the turbine equipment. Starting the third year after the Commencement date during the warranty period for the Windstar project, the Company will pay an annual fixed fee of $44,000 per turbine for a period of five years. The fee shall be revised annually for inflation starting after the third year after the Commencement date. After the initial five year warranty period, an additional $25,000 per turbine will be added the last annual fixed fee for an additional five year period.

iii.	During the warranty period for the Kingman project, the Company will pay an annual fixed fee of $59,000 per turbine for a period of two years.

iv.

The Company entered into an asset management, operations and maintenance agreement with GEM related to the Windstar project. GEM will serve as manager and administrator and operation and maintenance provider for Windstar. Starting on the services commencement date, which will be 30 days prior to the substation energizing date, the Company will pay GEM a management fee of $75,000 per year and an operations and maintenance service fee paid monthly based on an approved budget. The term of the agreement is for 24 months and will automatically extend for an additional year until the expiration of the PPA unless the Company gives written notice to terminate.

v.

The Company entered into an asset management, operations and maintenance agreement with GEM related to the Kingman project. GEM will serve as manager and administrator and operation and maintenance provider for Kingman. Starting on the services commencement date, which will be 30 day prior to the substation energizing date, the Company will pay GEM a management fee of $38,400 per year and an operation and maintenance service fee paid monthly based on an approved budget. The term of the agreement is for 24 months and will automatically extend for an additional year until the expiration of the PPA unless the Company gives written notice to terminate.

(e)

The Company entered into a Common Facilities Agreement with Sky River, LLC for its Windstar project. Under this agreement, the Company is obligated to pay an operations and maintenance cost sharing and license fee. An initial payment of $2 million is due 120 days after the initial operations date under the PPA and a second payment of $2.5 million on the tenth anniversary of such date.

(f)	TSAs

i.

The Company entered into a $155 million TSA with Gamesa Wind US LLC related to the Windstar project. Pursuant to this agreement, the Company is obligated to pay for the supply of wind turbine generators for the project. An initial deposit totaling $61,930,831 was paid in December 2010 which represented 40% of the total contract price. Another 50% is due when the turbines arrive on the project site, of which $56,791,438 has been paid to date for turbines delivered. The remaining amounts due for the turbines yet to be delivered will be paid as delivered and the remaining 10% is due on the earlier of the receipt of the cash grant or ninety days after initial operation under the PPA.

ii.

The Company entered into an $11.6 million TSA (“TSA”) with Gamesa Wind US LLC related to the Kingman project. Pursuant to this agreement, the Company is obligated to pay for the supply of turbine generators for the project. An initial deposit of $4,653,800 was paid in December 2010 which represented 40% of the total contract price. In April 2011 the turbines arrived on the project site and an additional payment of $5,817,250 was paid, which is 50% of the total contract price. The final 10% is due on substantial completion which is expected in third quarter of 2011.

(g)	EPC agreements

i.

The Company entered into an EPC agreement with RMT as the EPC contractor during the construction of the Windstar project. Pursuant to this agreement, the Company paid an initial deposit of $10,335,141 in December 2010. The remainder of the contract price will be paid throughout the construction period.

ii.

The Company entered into an EPC agreement with RMT as EPC the contractor during the construction of the Kingman project. Pursuant to this agreement, the Company paid an initial deposit of $4 million in December 2010 which has not been fully utilized. The remainder of the contract price will be paid throughout the construction period.

iii.

The Company entered into a $1.9 million EPC agreement with American Capital Energy, Inc. (“ACE”) related to the installation of 500 kW-DC solar array for the Kingman project. The Company paid an initial deposit of $1,109,500 to date. The remainder of the contract price will be paid throughout the construction period.

(h)

The Company has entered into a ground lease agreement with Rocking Chair Ranch, Inc., an Arizona corporation. The Company has paid an initial payment of $50,000 in March 2011 and will pay $50,000 on or before the first day of each anniversary of the effective date of February 22, 2011 during the feasibility term and development term as defined in the lease agreement. The lease may not be terminated by the Company during the first forty-two months of the lease.

(i)	As at June 30, 2011, the Company has placed on deposit $100,000 to secure corporate credit cards.

The contingent liabilities are as follows:

The Company has six employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

OTHER MD&A REQUIREMENTS
Disclosure of Outstanding Share Data
Summary of Securities Issued During the Six Months Ended June 30, 2011

	Common	Common	Additional	Total	Warrants
	Shares	Shares	Paid in capital
	#	$	$	$	$
Balance, December 31, 2010	55,261,986	47,957,243	11,000,751	58,957,994	6,424,087
Cash transactions
Exercise of warrants:
Warrants at $0.65 per share	291,099	424,826	-	424,826	(235,612)
Warrants at $1.00 per share	2,044,267	3,214,256	-	3,214,256	(1,102,386)
Warrants at $1.15 per share	227,251	401,831	-	401,831	(139,311)
Warrants at $1.25 per share	45,534	85,742	-	85,742	(26,606)
Warrants at $1.50 per share	514,400	1,048,173	-	1,048,173	(276,573)
Exercise of options
Options at $1.09 per share	529,979	1,117,193	(521,779)	595,414	-
Options at $1.23 per share	200,000	430,137	(174,564)	255,573	-
Options at $1.32 per share	275,000	735,488	(356,554)	378,934	-
Options at $1.34 per share	291,023	601,285	(200,874)	400,411	-
Options at $1.54 per share	100,000	306,028	(148,338)	157,690	-
	4,518,553	8,364,959	(1,402,109)	6,962,850	(1,780,488)
Non-cash transaction
Warrants issued	-	-	-	-	656,736
Change in fair value of Canadian dollar warrants	-	-	-	-	(1,506,147)
Expiry of warrants	-	-	65,379	65,379	(65,379)
Stock-based compensation	-	-	876,269	876,269	-
Balance, June 30, 2011	59,780,539	56,322,202	10,540,290	66,862,492	3,728,809

Summary of Options Granted During the Period

On April 1, 2011, the Company granted 85,000 options to two consultants of the Company to acquire shares at $1.50 per share.

On June 30, 2011, the Company granted 75,000 options to two employees of the Company to acquire shares at $1.50 per share.

Summary of Marketable Securities Held at the End of the Period

No marketable securities held as of June 30, 2011.

Summary of Securities at the End of the Reporting Period

Authorized Capital:	unlimited common shares without par value, unlimited class A preferred securities without par value

Issued and outstanding:	59,780,539 common shares

Number and Recorded Value for Shares Issued and Outstanding

At June 30, 2011, the Company had 59,780,539 common shares outstanding having an average paid up value of $0.94 per share ($56,322,202).

At June 30, 2011 there were 59,780,539 common shares and 6,130,726 warrants outstanding.

At August 15, 2011 there were 59,856,524 common shares and 6,130,726 warrants outstanding.

At June 30, 2011 and August 15, 2011 there were 5,888,998 and 5,813,013 stock options respectively outstanding.

Description of Options, Warrants, and Convertible Securities Outstanding as at June 30, 2011

		Exercise or
	Number or	Conversion Price
Type of Security	Amount	(C$)	Expiry Date
Stock Options (1)	200,000	$1.23	September 25,2011
Stock Options	750,000	$1.54	November 8,2012
Stock Options	1,308,977	$1.34	November 4,2013
Stock Options	100,000	$1.34	March 15,2012
Stock Options	400,000	$1.34	December 15,2013
Stock Options	300,000	$1.53	March 11,2015
Stock Options (2)	2,570,021	$1.09	December 21,2015
Stock Options	75,000	$1.50	April 1,2016
Stock Options	85,000	$1.50	June 30,2016
Stock Options	100,000	$1.11	June 24,2019
	5,888,998
Warrants	782,250	$1.50	July 6,2012
Warrants	84,052	$1.15	July 19,2012
Warrants	432,241	$1.25	November 30,2012
Warrants	35,507	$1.00	November 30,2012
Warrants	3,000,000	$1.00	December 15,2012
Warrants	692,759	$1.25	December 17,2012
Warrants	4,937	$1.00	December 17,2012
Warrants	98,980	$1.82	January 15,2013
Warrants	1,000,000	$1.00	January 31,2013
	6,130,726

1 On July 13, 2011, 50,000 options were exercised for proceeds of $61,500.

2 On July 14, 2011, 25,985 options were exercised for proceeds of $28,324.

Total Number of Shares in Escrow or Subject to Pooling Agreement

374,995 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999 as amended on October 26, 2007.

Additional information relating to the Company is available on SEDAR at www.sedar.com.